EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2008	2007	2006

Basic Average shares outstanding	2,199,928	2,225,658	2,224,409
Net income	$3,613,480	$2,928,413	$2,784,166
Basic earnings per share	$1.64	$1.32	$1.25

Diluted Average shares outstanding	2,199,928	2,225,658	2,224,409

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	12,204	38,578	27,852

Total	2,212,132	2,264,326	2,252,261
Net income	$3,613,480	$2,928,413	$2,784,166
Diluted earnings per share	$1.63	$1.29	$1.24